

KPMG LLP
Suite 1100
Independent Square
One Independent Drive
Jacksonville, FL 32202

February 6, 2012

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for Consolidated-Tomoka Land Company and, under the date of March 11, 2011, we reported on the consolidated financial statements of Consolidated-Tomoka Land Company as of and for the years ended December 31, 2010 and 2009, and the effectiveness of internal control over financial reporting as of December 31, 2010. On February 1, 2012, we were notified by Consolidated-Tomoka Land Company that the auditor-client relationship with KPMG LLP will cease upon completion of the audit of Consolidated-Tomoka Land Company's consolidated financial statements as of and for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, and the issuance of our reports thereon. We have read Consolidated-Tomoka Land Company's statements included under Item 4.01 of its Form 8-K dated February 6, 2012, and we agree with such statements, except that we are not in a position to agree or disagree with Consolidated-Tomoka Land Company's statement that the change was approved by the Audit Committee.

Very truly yours,

(Signed) KPMG LLP